UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of November 2013
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the press release of the Registrant, dated November 13, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: November 15, 2013

Exhibit No.	Description
1	Press release dated November 13, 2013

Exhibit 1

Jinpan International Reports Third Quarter 2013 Financial Results

* Third quarter revenue increased 16.8% year-over-year to a record $68.7 million

* Operating margin was 11.2% in the third quarter, up from 8.1% in last year’s third quarter

* Third quarter net income increased 78.7% year-over-year to $7.0 million, or $0.42 per share

* Raising Fiscal 2013 earnings outlook; net income expected to be in the range of $16.0 million to $16.5 million, or $0.96 to $0.99 per share

Carlstadt, N.J., November 13, 2013 - Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today reported unaudited consolidated financial results for the third quarter ending September 30, 2013.

Third Quarter 2013 Results

Net sales for the third quarter were $68.7 million, a 16.8% increase from $58.8 million in the same period last year.  The increase was driven by robust growth in the Chinese market and a strong recovery in international sales.  In the third quarter, China sales increased 14% year-over-year to $58.6 million, or 85.3% of net sales, compared to $51.6 million, or 87.8% of net sales in the same period last year. Net sales outside of China for the quarter increased 40% year-over-year to $10.1 million, or 14.7% of net sales, compared to $7.2 million, or 12.2% of net sales for the same period last year.

The sales of cast resin and VPI transformers (excluding those for wind power applications), switchgears and unit substations increased 14% year-over-year to $62.8 million, or 91.4% of net sales in the third quarter, while wind energy products (cast resin transformers and VPI reactors for wind power applications) represented $5.9 million, or 8.6% of net sales during this quarter.

Gross profit in the third quarter increased 21.8% year over year to $23.9 million from $19.6 million in the same period last year.  Third quarter 2013 gross profit margin was 34.8%, compared to 33.3% in the prior year period, and 34.8% in the second quarter of 2013. Gross margin in the third quarter increased compared to the same period last year due to a stabilized pricing environment, favorable raw material costs, and an increased mix of international sales, which typically carry higher margins.

Selling and administrative expenses in the third quarter were $16.2 million, or 23.6% of net sales, compared to $14.8 million, or 25.2% of net sales in the same period last year.  Selling and administrative expenses increased from the same period last year due to higher sales volume and increased expenses associated with the newly operational Guilin facility.

Operating income for the third quarter increased 60.9% to $7.7 million, or 11.2% of net sales, from $4.8 million, or 8.1% of net sales, in the same period last year.

Net income for the third quarter increased 78.7% to $7.0 million, or $0.42 per diluted share, compared to $3.9 million, or $0.23 per diluted share, in the same period last year.  Third quarter net income, as a percentage of net sales, was 10.1% compared to 6.6% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan International, stated, “We are pleased with our operating and financial results for the third quarter, during which we generated a record level of revenue and achieved double-digit operating margins.  We continue to focus on the disciplined execution of our growth strategy as we ramp up our Guilin facility, develop new products, expand our international OEM business, and increase our penetration of the domestic market.”

“Production of cast resin transformers and switchgear at our new facility in Guilin is ramping up nicely.  We are well on track to achieve our cast resin transformer production target of 2 million to 3 million KVA from the Guilin facility during 2013.  This additional capacity enabled us to achieve a historical high in revenue during the quarter.  We will continue to expand production from Guilin in a measured manner over the next several quarters and anticipate steady margin expansion as capacity utilization increases.”

“Our international OEM business continued its positive momentum during the third quarter, driven primarily by shipments to our largest OEM customer.  We anticipate continued demand within the wind power sector well into 2014, but expect order volume could be lumpy.  We made progress with our efforts to qualify with additional OEMs and remain focused on building on these partnerships to expand global reach.”

“Within China, the economy is transitioning to a slower pace of growth and the government’s infrastructure investments are measured and targeted.  We believe Jinpan is aligned with sectors that are poised to experience growth over the next several years, including subway projects and solar power generation projects.  We are confident that our brand recognition, scale, and cost structure position us to compete favorably within the domestic market.”

“At the end of September, our backlog equaled $105 million, up 1% from the prior year period and down 27.6% from the second quarter of 2013.  Product shipments for several large projects were accelerated into the third quarter, which generated record revenue while also reducing our backlog.  We anticipate backlog will recover over the coming quarters.”

Balance Sheet

As of September 30, 2013, the Company had $18.3 million in cash, cash equivalents, and short term investments, compared to $29.6 million as of December 31, 2012. The Company’s accounts receivable on September 30, 2013 totaled $151.1 million, compared to $124.6 million as of December 31, 2012.   Total bank loans outstanding at September 30, 2013 were $47.9 million, compared to $44.0 million at December 31, 2012.

Financial Outlook

The company is adjusting its guidance for full year fiscal 2013, projecting net sales of $219 million to $222 million and net income in the range of $16.0 million to $16.5 million, or $0.96 to $0.99 per share, which represents earnings growth of approximately 14% to 17% compared to 2012.

Conference Call Information

Jinpan’s management will host a conference call and webcast on Thursday, November 14, 2013 at 8:30 a.m. Eastern Time.  Listeners may access the call by dialing 1-888-596-2572 (toll free) or 1-913-312-0961 (international). A webcast will also be available via http://public.viavid.com, with event ID: 106714. A replay of the call will be available through November 28, 2013 by dialing 1-877-870-5176, access code 1018691.

ABOUT JINPAN INTERNATIONAL

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations.  Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan’s four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin.  The Company’s manufacturing facilities in China comprise the largest cast resin transformer production capacity in that country. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Regarding Forward Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2012 and our subsequent reports on Form 6-K.  Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At Tobin Tao & Company, Inc.: Mark Tobin (949) 870-9778 jinpan@tobintao.com

FINANCIAL STATEMENTS FOLLOW:

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income (unaudited)
For the Three and Nine Month Periods Ended September 30, 2013

		Three months ended Sept 30				Nine months ended Sept 30
		2013		2012		2013		2012
(In thousands, except number of shares and per share data)		US$		US$		US$		US$

Net Sales		68,743		58,832		162,579		157,115
Cost of Goods Sold		(44,853)		(39,225)		(106,572)		(104,635)
Gross Profit		23,890		19,607		56,007		52,480

Operating Expenses
Selling and Administrative		(16,187)		(14,819)		(41,541)		(39,922)
Operating Income		7,703		4,788		14,466		12,558

Interest Expenses		(579)		(355)		(1,341)		(1,441)
Other Income		1,209		357		1,856		936
Income before Income Taxes		8,333		4,790		14,981		12,053

Income Taxes		(1,357)		(886)		(2,482)		(1,827)
Net Income after Taxes		6,976		3,904		12,499		10,226

Other Comprehensive Income (loss)
Foreign Currency Translation Adjustment		(12)		2		(13)		(53)
Total Comprehensive Income		6,964		3,906		12,486		10,173

Earnings per Share

-Basic	$	US 0.43	$	US 0.24	$	US 0.77	$	US 0.63

-Diluted	$	US 0.42	$	US 0.23	$	US 0.75	$	US 0.61

Weighted Average Number of Shares

-Basic		16,216,704		16,168,251		16,216,704		16,168,251

-Diluted		16,609,978		16,709,705		16,603,938		16,718,793

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheet

	(Unaudited)	(Audited)
	September 30, 2013	December 31, 2012
(In thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents	12,232	18,510
Restricted cash	929	824
Short-term investment	6,018	11,137
Notes receivable	8,216	15,720
Accounts receivable, net	151,121	124,608
Inventories, net	44,410	29,565
Prepaid expenses	8,321	2,528
Land use right	367	366
Deferred tax assets	1,952	1,339
Other receivables	7,412	5,900
Total current assets	240,978	210,497

Property, plant and equipment, net	69,836	41,361
Construction-in-progress	6,019	29,196
Land use right	14,817	14,760
Goodwill	13,703	13,403
Other assets	123	32
Deferred tax assets	34	34

Total assets	345,510	309,283

Liabilities and shareholders' equity

Current liabilities:
Short-term bank loans	15,382	17,644
Accounts payable	32,620	25,029
Notes Payable	8,689	6,008
Income tax payable	2,962	1,880
Advances from customers	14,352	13,624
Other liabilities	26,265	22,844
Total current liabilities	100,270	87,029
Commitments and contingencies
Long term liability:
Deferred Income	4,048	3,080
Long Term bank loans	32,554	26,315
Total Liabilities	136,872	116,424

Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares – none in 2012 and 2011	-	-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,415,456 in 2013 and 16,395,456 in 2012	74	74
Common stock-warrants	-	-
Additional paid-in capital	37,552	37,374
Reserves	12,023	12,023
Retained earnings	134,102	123,065
Accumulated other comprehensive income	25,203	20,781
	208,954	193,317
Less: Treasury shares at cost,
Common stock –135,306 in 2013 and 215,306 in 2012	(316)	(458)
Total shareholders' equity	208,638	192,859

Total liabilities and shareholders' equity	345,510	309,283

Jinpan International Limited and Subsidiaries
Consolidated Statement of Cash Flows
For the Nine Months Ended September 30, 2013 (Unaudited)

	For the Nine Months Ended
	September 30,
	2013	2012
(In thousands)	US$	US$

Operating Activities

Net Income	12,499	10,226

Adjustments to reconcile net income to
Net Cash provided by (used in ) operating activities:
Depreciation	4,759	3,822
Amortization of prepaid lease	278	273
Deferred Income Tax	(576)	(255)
Provision for doubtful debts	3,306	1,604
Loss/(gain) on disposal of fixed assets	-	(4)
Stock-based compensation Cost	105	211

Changes in operating assets and liabilities
Restricted Cash	(86)	(534)
Accounts Receivable	(26,769)	(24,325)
Notes Receivable	7,770	8,811
Inventories	(14,027)	(536)
Prepaid Expenses	(2,030)	1,885
Other Receivable	(1,455)	(3,994)
Accounts Payable	6,953	4,223
Notes Payable	2,519	(3,292)
Income Tax	1,029	(328)
Advance From customers	418	3,310
Other liabilities	2,903	(58)

Net Cash provided by ( used in ) operating activities	(2,404)	1,039

Investing activities
Purchases of property, plant and equipment	(5,492)	(6,270)
Proceeds from sales of property, plant and equipment	-	28
Payment for construction in progress	(6,590)	(14,619)
Sell of short term investment	42,159	-
Increase in short term investment	(36,851)	-
Receipt of government grant for new plant construction	885	2,859
Net Cash provided by ( used in ) investing activities	(5,889)	(18,002)

Financing activities
Proceeds from bank loan	23,633	46,890
Repayment of bank loan	(20,673)	(35,881)
Proceeds from exercised stock option	215	22
Dividend paid	(1,461)	(2,264)
Net Cash provided by ( used in ) financing activities	1,714	8,767

Effect of exchange rate changes on cash	301	(67)

Net increase/(decrease) in cash and cash equivalents	(6,278)	(8,263)

Cash and Cash equivalents at beginning of year	18,510	24,218

Cash and Cash equivalents at end of year	12,232	15,955

Interest paid	1,849	1,418
Income Tax paid	1,587	2,397